[Realty Income Corporation Letterhead]

May 21, 2009                                                                           Via Facsimile and US Mail

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street N.E.
Washington, D.C. 20549

Re:           Realty Income Corporation
  Form 10-K & Definitive 14A
  File No. 001-13374

Dear Ms. Gowetski:

       This letter is being submitted to you in response to your letter to Realty Income Corporation dated May 11, 2009 containing the Staff’s comments to our Form 10-K and Definitive 14A filings.  Realty Income Corporation acknowledges your statement in the letter that the purpose of your review is to assist Realty Income Corporation in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings with the Commission.  We appreciate that and we look forward to working with you in enhancing our disclosures in future filings.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented and as numbered in your letter.  Your original comment letter is also attached for reference.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 28

1.
We note your disclosure on page 19 regarding the bankruptcy of Buffets Holdings, Inc., your largest tenant, and your statement on page 32 that your 2008 portfolio acquisitions were lower than in recent years primarily due to uncertainty in the commercial retail real estate market.  Please include in future filings a discussion of what impact, if any, current trends and recent events in the real estate and credit markets have had on your financial condition and results of operations.

1.
In future filings, we will address in the Management’s Discussion and Analysis section what impact, if any, current trends and recent events in the real estate and credit markets have had on our financial condition and results of operations.  Please note that we already include earlier in the Form 10-K risk factors that address these types of issues.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

2.
We refer to your statement that you intend “to use additional sources of capital to fund property acquisitions and to repay future borrowing under [y]our credit facility.”  Please tell us what sources you intend to utilize and include this information in future filings.

2.
Regarding what sources of capital we intend to utilize to fund property acquisitions and to repay future borrowings under our credit facility, I direct your attention  to a later portion of the “Liquidity and Capital Resources” section, on the top of page 30:

“Historically, we have met our long-term capital needs through the issuance of common stock, preferred stock and long-term unsecured notes and bonds. Over the long term, we believe that common stock should be the majority of our capital structure; however, we may issue additional preferred stock or debt securities from time to time. We may issue common stock when we believe that our share price is at a level that allows for the proceeds of any offering to be accretively invested into additional properties. In addition, we may issue common stock to permanently finance properties that were financed by our credit facility or debt securities. However, we cannot assure you that we will have access to the capital markets at terms that are acceptable to us.”

In future filings, we will move this discussion up near the beginning of the “Liquidity and Capital Resources” section, where we first refer to these additional sources of capital.

Definitive 14A

Components of Executive Compensation, page 18

3.
We note your disclosure on page 18 that the compensation committee established certain performance metrics in February 2008 that were assessed for the payment of annual bonuses to your named executive officers.  According to your disclosure on page 17, such company performance metrics included goals related to funds from operations growth and dividend growth.  Please quantify the performance metrics considered by the compensation committee and clarify how the committee exercised its discretion in determining annual cash bonuses and restricted stock awards in light of performance metrics.  We refer you to Item 402(b)(1) of Regulation S-K.  Include this information in future filings and tell us how you intend to comply.

3.
In future filings, we will include a quantification of the performance metrics considered by the compensation committee, as well as a statement as to how our actual performance fell within those metrics.  In addition, we will clarify as appropriate the compensation committee’s discretion in determining annual cash bonuses and restricted stock awards in light of the performance metrics.

As you requested, I would also like to acknowledge that:

•	Realty Income Corporation is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	Realty Income Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul M. Meurer

Paul M. Meurer
EVP, CFO & Treasurer

Cc:           Ronald L. Merriman, Realty Income Audit Committee Chairman
 William J. Cernius, Latham & Watkins LLP
 Lionel R. Deschamps, KPMG